Hogan Lovells US LLP 1601 Wewatta Street, Suite 900 Denver, CO 80202 T +1 303 899 7300 F +1 303 899 7333 www.hoganlovells.com

March 26, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Daniel F. Duchovny, Special Counsel, Office of Mergers and Acquisitions

Re:	Taronis Fuels, Inc.
Definitive Additional Materials filed on Schedule 14A by Thomas Wetherald, Tobias Welo, Mary Pat Thompson, Sergey Vasnetsov and Andrew McCormick
Filed March 22, 2021
File No. 000-56101

Ladies and Gentlemen:

On behalf of Thomas Wetherald and Tobias Welo (the “Concerned Shareholders”), we are submitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 25, 2021, with respect to the definitive additional materials (the “Letter”) filed by the Concerned Shareholders and other participants with the Commission on March 22, 2021.

Set forth below in bold are the Staff’s comments, followed immediately by the Concerned Shareholders’ responses.

Definitive Additional Materials filed on Schedule 14A

1.

Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertions included below. In this regard, note that the factual foundation for each such assertion must be reasonable. Refer to Rule 14a-9.

•

That the current board members “extracted tremendous cash from Taronis Fuels for their own benefit” and the related statement that “the incumbent directors were more than willing to take cash from the proceeds of these offerings, and other stock offerings, to pay themselves excessive cash salary and bonuses.” If these are references to the fees paid for serving on the board and its committees, please revise to clearly state so.

United States Securities and Exchange Commission

March 26, 2021

•

“The incumbent Board has acted as if Taronis Fuels is their own personal fiefdom, with an utter disregard for all other shareholders. In essence, these men have ‘seized’ a meaningful portion of the Company’s cash, despite having very little stock ownership, let alone paying a premium for any shares.”

•	That “the incumbent Board has blatantly disregarded its core fiduciary duty to protect shareholders” and the related reference to the board being “derelict in these duties.”

Response: The Concerned Shareholders respectfully acknowledge the Staff’s comment and believe that, in the context of the Letter and the definitive consent solicitation statement filed by the Concerned Shareholders on March 5, 2021 (the “Definitive Consent Statement”) and the definitive additional materials filed on March 12, 2021 (the “Fight Letter”), none of the statements above directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.

Concerning the statement that the incumbent directors “extracted tremendous cash from Taronis Fuels for their own benefit,” the full sentence reads: “In contrast to the Concerned Shareholders, who purchased their significant ownership stake in Taronis Fuels for $7.50 per share, the incumbent directors have instead extracted tremendous cash from Taronis Fuels for their own benefit, while historically refusing to take equity as compensation.” The Concerned Shareholders believe that, in context, it is clear the Concerned Shareholders are referencing the cash compensation paid to the directors for their service on the Company’s Board of Directors, as demonstrated by the immediately following statement concerning the absence of equity compensation. Also, both the Definitive Consent Statement and Fight Letter discuss at length the Concerned Shareholders’ concerns over the level of cash paid to the incumbent directors for their service on the Board (see, e.g., page 11 of the Definitive Consent Statement and page 2 of the Fight Letter), and the Concerned Shareholders believe that the extensive prior disclosure regarding their concerns over the Company’s compensation practices provide a context in which the statement of extracting “tremendous cash” was understood by the Company’s shareholders to refer to the Board fees.

Similarly, the Concerned Shareholders believe that the statements that “the incumbent directors were more than willing to take cash from the proceeds of these offerings, and other stock offerings, to pay themselves excessive cash salary and bonuses” and “The incumbent Board has acted as if Taronis Fuels is their own personal fiefdom, with an utter disregard for all other shareholders. In essence, these men have ‘seized’ a meaningful portion of the Company’s cash, despite having very little stock ownership, let alone paying a premium for any shares” are clearly referring to compensation for Board service and, in the case of Scott Mahoney, compensation for service as the Company’s Chief Executive Officer.

Notably, the Concerned Shareholders do not state or imply that the incumbent directors or management is misappropriating assets from the Company. Rather, the Concerned Shareholders have consistently expressed their concerns about decisions of the Board of Directors regarding both director compensation and executive compensation. The Concerned Shareholders believe that the shareholders reviewing the Letter will receive the foregoing statements in that context and will not draw a conclusion that the incumbent directors or executive officers have unlawfully misappropriated cash from the Company.

United States Securities and Exchange Commission

March 26, 2021

The Concerned Shareholders’ base their claims on the public disclosure of director fees and executive compensation made by the Company, most recently in the revocation statement filed by the Company on March 10, 2021, as compared to a director compensation report comparing compensation practices at public companies, dated November 19, 2020, made available by FW Cook.[1] The average cash compensation paid to the Company’s incumbent independent directors in 2020 exceeded the 75th percentile of cash compensation paid to independent directors at large cap companies and is over twice the median cash compensation paid to directors at small-cap companies, according to the FW Cook report (see page 8). The Concerned Shareholders believe the Company’s publicly disclosed compensation decisions form a reasonable factual foundation for each of the foregoing statements.

Concerning the statement that “the incumbent Board has blatantly disregarded its core fiduciary duty to protect shareholders” and the related reference to the Board being “derelict in these duties,” the full paragraph reads:

“In our opinion, the incumbent Board has blatantly disregarded its core fiduciary duty to protect shareholders, as well as forgotten the fact that as a publicly traded company domiciled in the United States of America, Taronis Fuels is owned jointly by all shareholders, not Scott Mahoney nor the incumbent Board of Directors. Let us not forget, the Taronis Fuels Board of Directors is tasked with protecting shareholders, and under Delaware law, shareholders have every right to replace an underperforming Board, especially if it is clearly derelict in these duties. Unlike the incumbent Taronis Board, the goal of our slate of directors is to unambiguously partner in a strong and highly aligned fashion with fellow shareholders and employee-owners to grow this Company over the long run in a way that benefits all key stakeholders.”

The Concerned Shareholders believe they have a reasonable factual basis for these statements in light of the Board’s authorization of the issuance of 3,382,063 shares of the Company’s common stock, or over 51% of the outstanding shares, from February 12, 2021 (the date Mr. Wetherald delivered a written consent to the Company) to March 4, 2021, the day the Board established as the record date for the consent solicitation. Under Delaware law, an incumbent board violates its fiduciary duties when it adopts defensive measures to interfere with or impede exercise of the shareholder franchise. See, e.g., Blasius Indus., Inc. v. Atlas Corp., 564 A.2d 651, 661 (Del. Ch, 1988). As disclosed in the Definitive Consent Statement, the Concerned Shareholders have filed a lawsuit against the incumbent directors asserting that the share issuances constitute a breach of fiduciary duties, and the Concerned Shareholders believe, after discussions with Delaware counsel, that they have a reasonable basis for the foregoing statements.

________________

1 Available at https://www.fwcook.com/Publications-Events/Research/2020-Director-Compensation-Report on March 26, 2021.

United States Securities and Exchange Commission

March 26, 2021

2.

Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for your disclosure that the company has experienced “seemingly endless dilution.”

Response: As disclosed in the Fight Letter, the number of shares of Taronis Fuels common stock outstanding went from 1.86 million shares as of December 31, 2019 to 6.23 million shares as of December 31, 2020, an increase of 237%, and to 9.95 million shares as of March 4, 2021, for a cumulative increase in the number of outstanding shares of 436%.

While the dilution in the past fifteen months has been significant, and the Concerned Shareholders believe such dilution constitutes a reasonably factual basis in itself for the statement “seemingly endless dilution,” the dilution that shareholders experienced beginning with the Company’s predecessor is much more substantial and prolonged. The table below sets forth the outstanding shares of Taronis Technologies (“Tech”) and Taronis Fuels (“Fuels”) from December 31, 2013 through March 4, 2021.

Company	Shares Outstanding as of:	Split-Adjusted Shares (2021 equivalents)	Consistent Shares (2013 equivalents)	Period-over- Period Increase	Cumulative Increase
Tech	12/31/2013	103	23,259,109	N/A	N/A
Tech	12/31/2014	163	36,691,505	58%	58%
Tech	12/31/2015	203	45,599,535	24%	96%
Tech	12/31/2016	258	58,040,267	27%	150%
Tech	12/31/2017	1,189	267,429,600	361%	1,050%
Tech	12/31/2018	103,104	23,198,445,000	8,575%	99,639%
Fuels	12/31/2019	1,856,494	417,711,078,000	1,701%	1,795,803%
Fuels	12/31/2020	6,230,000	1,401,750,000,000	236%	6,026,571%
Fuels	3/4/2021	9,953,029	2,239,431,525,000	60%	9,628,091%

This table takes into account reverse splits in May 2017 (1-for-10), January 2018 (1-for-15), February 2019 (1-for-20), August 2019 (1-for-5) and December 2020 (1-for-75), as well as the 5-for-1 share consolidation effected in the spin-off of Fuels from Tech in December 2019. The Concerned Shareholders believe that it is appropriate to consider dilution at Taronis Technologies as well as Taronis Fuels, given the substantial overlap in directors and that the shareholders of Taronis Fuels received their shares through the December 2019 spin-off.

To put this in perspective, a shareholder who held one million shares of Taronis Technologies stock on December 31, 2013, or 4.3% of the company, would own a little over four shares of Taronis Fuels as of March 4, 2021, or 0.000045% of the company. Put another way, shareholders have faced dilution of nearly 10 million percent. The Company’s shareholders have experienced substantial and sustained dilution more in line with the citizens of Weimar Germany and Zimbabwe than most public company investors, which the Concerned Shareholders believes forms a reasonable basis for the statement regarding “seemingly endless dilution.”

*   *   *

United States Securities and Exchange Commission

March 26, 2021

Please do not hesitate to contact the undersigned at (303) 454-2449 if you have any questions or would like any additional information.

Sincerely,

/s/ David R. Crandall

David R. Crandall

cc:	Thomas Wetherald
Tobias Welo